Exhibit 99.1

Sprott Inc. Announces Results of its Annual Meeting of Shareholders

Toronto, May 7, 2025 – Sprott Inc. (“Sprott”) (NYSE/TSX: SII) announced today the results of its Annual Meeting of shareholders held on May 7, 2025 (the “Meeting”). Sprott is pleased to announce that all resolutions put forward in the Management Information Circular dated March 18, 2025 (the “Circular”) to its shareholders were approved.

Results of the matters voted on at the Meeting are set out below.

Election of Directors

Sprott’s seven (7) director nominees were elected:

Nominee	Votes For (percent)	Votes Withheld (percent)
Ronald Dewhurst	94.957%	5.043%
Graham Birch	99.529%	0.471%
Barbara Connolly Keady	97.844%	2.156%
Dinaz Dadyburjor	98.813%	1.187%
Whitney George	98.876%	1.124%
Judith O’Connell	94.926%	5.074%
Catherine Raw	95.496%	4.504%

Appointment of Auditors

KPMG LLP, Chartered Accountants, was re-appointed as auditor of Sprott and the board of directors of Sprott was authorized to fix the auditors’ remuneration and terms of engagement.

Votes For (percent): 98.600%

Votes Withheld (percent): 1.400%

For further details on each of the above matters, please refer to the Circular available under Sprott’s profile on the System for Electronic Document Analysis and Retrieval (SEDAR+) at www.sedarplus.com.

Final voting results on all matters voted on at the Meeting will be filed on SEDAR+ at www.sedarplus.com.

About Sprott

Sprott is a global asset manager focused on precious metals and critical materials investments. We are specialists. We believe our in-depth knowledge, experience and relationships separate us from the generalists. Our investment strategies include Exchange Listed Products, Managed Equities and Private Strategies. Sprott has offices in Toronto, New York, Connecticut and California and the company’s common shares are listed on the New York Stock Exchange and the Toronto Stock Exchange under the symbol (SII). For more information, please visit www.sprott.com.

Investor contact information:

Glen Williams

Senior Managing Partner

Investor and Institutional Client Relations

(416) 943-4394

gwilliams@sprott.com